Male Age 55 Standard Nonsmoker, Female Age 50 Female Preferred Nonsmoker

				Policy Fee +			End of Year
	Beginning of		Premium	Per 1000	Cost of	Investment	Accumulated
Year	the Year AV	Premium	Expense	Charge	Insurance	Income	Value
1	0.00	10,000.00	1,040.00	1,140.00	51.79	(75.28)	7,692.93
2	7,692.93	10,000.00	1,040.00	1,140.00	170.91	(143.69)	15,198.34
3	15,198.34	10,000.00	1,040.00	1,140.00	316.10	(209.66)	22,492.58
4	22,492.58	10,000.00	1,040.00	1,140.00	492.50	(272.97)	29,547.11
5	29,547.11	10,000.00	1,040.00	1,140.00	702.97	(333.38)	36,330.75

End of year 5 cash surrender value	36,330.75	minus	10,000.00 =	26,330.75

The surrender charge for joint equivalent age 50 is 10.00 per 1000 of face amount in policy year 5 or $10,000.